Exhibit 11

       OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
        Computation of Per Share Earnings (Unaudited)
                          (In millions)

                                               Nine Months
                                            Ended September 30,
Primary earnings per share
                                               1994      1993
Primary earnings:

Net income                                     $65.0     $31.0

Less ESOP preferred dividend                    (4.2)     (5.5)

Net income                                     $60.8     $25.5

Primary shares:

Weighted average shares outstanding             20.3      19.1

Weighted average common share equivalents
   assuming the conversion of Series A Conversion
   Preferred Stock at the date of issuance       2.7       2.7

Primary shares                                  23.0      21.8

Primary net income per common share             $2.64     $1.17

Fully diluted earnings per share

Fully diluted earnings:

Net income                                     $65.0      $31.0

Less additional ESOP contribution               (2.3)      (2.6)
Net income                                     $62.7      $28.4

Fully diluted shares:

Weighted average number of common
   shares outstanding and common
   stock equivalents                            23.0       21.8
 Dilutive effect of ESOP preferred stock         1.4        1.8

Fully diluted shares                            24.4       23.6

Fully diluted net income per common share       $2.57      $1.20